EXHIBIT 99.1

May 1, 2012

The Royal Bank of Scotland plc
The Royal Bank of Scotland Group plc
RBS Gogarburn PO Box 1000
Edinburgh EH12 1HQ
Scotland
United Kingdom

Ladies and Gentlemen:

We have acted as U.S. tax counsel to The Royal Bank of Scotland plc, a public limited company incorporated and registered in Scotland (the “Issuer”), and The Royal Bank of Scotland Group plc, a public limited company incorporated and registered in Scotland (the “Guarantor”) in connection with the preparation and filing of a registration statement on Form F-3 dated September 30, 2009, including a prospectus dated May 18, 2010, for the purpose of registering under the Securities Act of 1933, as amended (the “Securities Act”), the issuance from time to time of certain of the Issuer’s securities (the “Notes”), which are fully and unconditionally guaranteed by the Guarantor (the “Guarantees,” and together with the Notes, the “Securities”), described in the prospectus dated May 18, 2010.

We hereby consent to any reference to us, in our capacity as U.S. tax counsel to the Issuer and the Guarantor, or any opinion of ours delivered in that capacity in a pricing supplement relating to the offer and sale of any particular Securities prepared and filed by the Issuer and the Guarantor with the Securities and Exchange Commission. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act.

Very truly yours,

/s/ Davis Polk & Wardwell LLP